Exhibit 2.3

RESERVE FUND ADDENDUM

Pursuant to Purchase Price Addendum #2

Pursuant to the Purchase Agreement by and between Alternative Debt Portfolios, L.P. “COMPANY” and StoresOnline, Inc., “Seller” dated the 22nd day of December 2004, the parties hereby agree to the following terms and conditions:

Seller hereby authorizes COMPANY to withhold Five Percent (5%) of the total outstanding principal balances of the Contracts purchased from Seller specific to the purchase detailed in Purchase Addendum #2, to be held in escrow “Reserve Fund” for a period of Ninety (90) days commencing from the date of closing.  The Reserve Fund shall be subject to a right of offset for any adjustments for Contract errors, bankruptcies, death, or cancellations prior to closing, Contract payments received by Seller after closing or Contract payments received by Seller but not reported to COMPANY prior to closing.  COMPANY shall also have the right of offset for any other funds due from Seller to COMPANY as per the terms of the above referenced Purchase Agreement and any corresponding addendums.

Seller also authorizes COMPANY to withhold 50% of the remaining funds after the initial Ninety (90) days for a period of Twelve (12) months for the purpose of reimbursing servicing costs COMPANY will incur above its current preferred rate.  The amount to be reimbursed from Seller to COMPANY will be the difference between its preferred rate with the billing company of COMPANY’s choice with a Billing Agreement currently in effect and the rate charged to COMPANY by either Home Servicing Company, Inc. or Fair Financial Services.

COMPANY will provide to Seller on a monthly basis a reconciliation of the fees and the amount to be deducted from the Seller’s reserve fund.

Seller also agrees to pay COMPANY from the Reserve Fund the net amount owed for the write-offs of defaulted Contracts assigned to COMPANY up to a maximum of One Hundred and Seven Thousand Three Hundred Eighty Three Dollars ($107,383) in net repurchase amount.

Seller hereby agrees and accepts the above terms and conditions.

Seller:

Signature:	/s/ Robert Lewis

Print Name	Robert Lewis

Title:	CFO

Date:	August 8, 2005